UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NUMEREX CORP.
(Exact name of Registrant as specified in its charter)

Pennsylvania	000-22920	11-2948749
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3330 Cumberland Blvd, Suite 700, Atlanta, GA 30339
(Address of principal executive offices)

Kenneth L. Gayron                                                      (770)-693-5950
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 -- Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Numerex Corp. has filed this Specialized Disclosure Report (“Form SD”) and Conflict Minerals Report for the calendar year ended December 31, 2015.  Numerex Corp.’s Conflict Minerals Report is publicly available at http://investor.numerex.com/, under the Investor Relations section. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

Numerex Corp.’s Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.

Section 2 -- Exhibits

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Numerex Corp.

By:           /s/ Kenneth L. Gayron

Kenneth L. Gayron
Chief Financial Officer, Principal
Financial and Accounting Officer
May 31, 2016